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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         The New World Power Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    649290301
                                 (CUSIP Number)

                           Dominion Bridge Corporation
                              c/o Nicolas Matossian
                               500 Rue Notre Dame
                             Lachine, Quebec H8S 2B2
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                October 31, 1996
              Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
Note: No fee is being paid due to the elimination of the fee pursuant to the Revenue Reconciliation Act.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Dominion Bridge Corporation ("Dominion")

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    A [     ]
                                                                B [     ]
3.          SEC USE ONLY

4.          SOURCE OF FUNDS
            WC:         See Item 3.

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        [     ]

6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            Dominion is incorporated in the State of Delaware

                                    7.  SOLE VOTING POWER
                   NUMBER OF             2,046,441 shares of Common Stock
                    SHARES
                 BENEFICIALLY       8.  SHARED VOTING POWER
                   OWNED BY
                     EACH           9.  SOLE DISPOSITIVE POWER
                   REPORTING             2,046,441 shares of Common Stock
                    PERSON
                     WITH           10.  SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,441. See Item 5.

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                [     ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            47%.

14.         TYPE OF REPORTING PERSON
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

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Item 1: Security and Issuer.

                  This Schedule 13D relates to the Common Stock of The New World Power Corporation ("Issuer"), $.01 par value per share (the "Common Stock"). As of October 31, 1996, the Issuer effected a one for five reverse stock split of the Common Stock. All references in this Schedule 13D have been adjusted to give effect to the reverse stock split. The principal executive offices of the Issuer are located at 558 Lime Rock Road, Lime Rock, Connecticut 06039.

Item 2: Identity and Background.

                  Dominion Bridge Corporation ("Dominion") is a Delaware corporation with its principal place of business at 500 Rue Notre Dame, Lachine, Quebec, H8S 2B2. Dominion is a holding company that is predominately engaged, together with its subsidiaries, in engineering and construction in Canada and throughout the world. Through its operating subsidiaries, Dominion operates in three principal market segments: (i) infrastructure engineering and manufacturing services; (ii) shipbuilding and (iii) industrial specialty fasteners.

                  The name, business address, present principal occupation and citizenship of each executive officer and director of Dominion is set forth on Appendix A hereto, which is incorporated herein by reference.

                  During the past five years, neither Dominion, nor to the best knowledge of Dominion, any of its executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) of the type which would require disclosure of the type identified in Item 2(d) of the Schedule 13D.

                  During the past five years, neither Dominion, nor to the best knowledge of Dominion, any of its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction of the type which would require disclosure of the type identified in Item 2(e) of the Schedule 13D.

Item 3: Source and Amount of Funds or Other Consideration

                  As of July 1, 1996, Dominion agreed, pursuant to a Management Services Agreement, to provide certain management and other administrative duties for the Issuer. Pursuant to the Management Services Agreement, Dominion can receive, at the election of the Issuer, a portion of its management fee in shares of Common Stock. Dominion has received, as of the date of this filing, 31,441 shares of Common Stock pursuant to the Management Services Agreement.

                  Concurrently with the execution of the Management Services Agreement, Dominion entered into a letter of intent with the Issuer regarding the formation of a joint venture to develop the Issuer's wind, hydroelectric and alternative energy projects.

                  As of October 31, 1996, Dominion, its wholly-owned subsidiary, DB Power, Inc. ("DB Power") and the Issuer entered into a definitive Joint Venture Agreement whereby DB Power is providing up to $2.5 million from its working capital as an initial funding commitment ("Initial Funding") to fund further development of specified joint venture projects. In connection therewith, DB Power and the Issuer entered into a Conversion Agreement, dated October 31, 1996, whereby DB Power has the option to acquire 1,000,000 units ("Units") of the Issuer, with each Unit consisting of one share of Common Stock

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and one Common Stock Purchase Warrant to purchase an additional share of
Common Stock (the "Warrants"), at an exercise price that is dependent on the exercise date. As of the date of this filing, DB Power has not exercised its option to convert the Initial Funding into the Units.

                On November 6 and 7, 1996, Dominion purchased with its working capital 5,000 and 10,000 shares of Common Stock, respectively, in open-market transactions.

Item 4: Purpose of Transaction

                  The purpose of the Joint Venture Agreement and Conversion Agreement was to capitalize on each of Dominion's and the Issuer's strengths to develop, construct, own and operate domestic and international power projects. The Conversion Agreement, which allows DB Power to acquire the Units, was executed as an inducement and as consideration for the execution of the Joint Venture Agreement and contribution of the Initial Funding.

                  Any securities of the Issuer acquired by DB Power will be for the purpose of investment except that pursuant to the Conversion Agreement and the Management Services Agreement Dominion and DB Power are in a position to exercise significant influence over the management of the Issuer. Subject to the Standstill Agreement described below, Dominion may make additional purchases of Common Stock in open market transactions depending on Dominion's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to Dominion, prospects for Dominion's own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Dominion may decide to sell all or part of its investment in the Common Stock, although it has no current intention to do so.

                  Except as set forth below, Dominion currently has no plans or proposals which would result in any of the actions described in Item 4(a)-(j) of the Schedule 13D.

                  (a) DB Power has entered into a Standstill Agreement dated October 31, 1996, whereby DB Power, and its affiliates, agreed not to acquire or make any offer or proposal to acquire, directly or indirectly, by purchase, tender or exchange offer or otherwise, any securities of the Issuer (or direct or indirect rights or options to acquire any securities of the Issuer), except
(i) that DB Power may acquire, pursuant to the Conversion Agreement and securities issuable thereunder, and in privately- negotiated transactions, shares of Common Stock representing up to 60% of the outstanding shares of common stock of the Issuer on a fully diluted basis, (ii) shares of Common Stock in open-market transactions, if the purchase price is less than $1.00 per share and (iii) securities issued by the Issuer by way of stock dividends or other distributions made on a pro rata basis with respect to securities of the Issuer.

                  (c) Pursuant to the terms and purpose of the Management Services Agreement, Dominion is currently assisting the Issuer in selling its assets as part of the Issuer's previously-announced restructuring and reorganization plan.

                  (d) Pursuant to the terms of the Conversion Agreement, upon conversion of the Initial Funding into Units, DB Power shall have the right to designate for appointment certain members to the Board of Directors of the Issuer as follows:

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
               Exercise of Units                                Number of Directors
                    100,000                                              1
                    305,000                                              2
                    500,000                                              3
                    500,000                                              3

                  In the event that DB Power owns a majority of the outstanding shares of Common Stock of the Issuer, the Issuer shall cause a majority of the members of the Board of Directors to be persons nominated by DB Power.

Item 5:                 Interest in Securities of the Issuer.

                        (a)

                                No of Shares of                      Percent of Common
Beneficial Owner                 Common Stock                   Stock Beneficially Owned(*)
Dominion Bridge                  2,046,441(1)                               47%

-----------------------------------
*Based upon information that the Issuer provided to Dominion.

(1) 2,000,000 of the shares of Common Stock assumes the conversion of the Initial Funding into Units and the subsequent exercise of the Warrants. As of the date of this filing, Dominion has not converted the Initial Funding

                (b) Dominion has dispositive and voting power for all 2,031,441 shares of Common Stock, assuming conversion of the Initial Funding into Units and subsequent exercise of the Warrant.

                  (c)

Identity            Date              Amount                     Price               Where Purchased

DB Power            10/31/96          1,000,000 Units            See Item 3          Issuer Transaction
Dominion            11/6/96           31,441 shares of           See Item 3          Issuer Transaction
                                      Common Stock
Dominion            11/6/96           5,000 shares of
                                      Common Stock              $.875                 NASDAQ
Dominion            11/7/96           10,00 shares of
                                      Common Stock              $.875                 NASDAQ

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Stock beneficially owned by Dominion.

                  (e) Not applicable.

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Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth below, Dominion has no contract, arrangement, understanding or relationship (whether or not legally enforceable) with any person with respect to any shares or other securities of any class of the Issuer.

                  1. On October 31, 1996, Dominion, through its wholly-owned subsidiary DB Power and the Issuer executed a Conversion Agreement, whereby Dominion has the ability to convert the Initial Funding contributed pursuant to a Joint Venture Agreement into Units of the Issuer. The Initial Funding may be converted into 1,000,000 Units of the Issuer. Each Unit consists of one share of Common Stock and one Warrant. The Warrants expire on October 31, 2001 and have an exercise that is dependent upon the date of exercise. The terms and provisions of the Warrants are set forth in the form of Warrant incorporated by reference herein as Exhibit 5. The Conversion Agreement expires on October 31, 2001. The Units received by Dominion upon conversion of the Initial Funding have restrictions upon transfer and the shares of Common Stock underlying the Units and the shares of Common Stock underlying the Warrants contained within the Unit have such registration rights as identified in the Registration Rights Agreement incorporated herein by reference as Exhibit 4. Additionally, the Conversion Agreement provides for the designation by DB Power for appointment by the Issuer of certain Board of Director members depending upon the amount of Initial Funding converted into Units.

                  2. On October 31, 1996, Dominion, through DB Power, and the Issuer entered into a Standstill Agreement whereby Dominion, until October 31, 2001, agreed to certain restrictive covenants. These covenants include DB Power agreeing not to (i) make further acquisitions of the securities of the Issuer, except in specific circumstances, (ii) solicit proxies or consents or become a co-participant in a "solicitation" of proxies or consents with respect to securities of the Issuer; (iii) seek to control or influence the management, Board of Directors or policies of the Issuer; (iv) acquire, by purchase or otherwise, more than one percent of any class of equity securities of any entity which, prior to the time such party acquires more than one percent of such class, is publicly disclosed or is otherwise known to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer; (v) deposit any securities of the Issuer in a voting trust or subject any securities of the Issuer to any arrangement or agreement with respect to the voting of its securities; or (vi) form, join or in any way participate in a partnership, limited partnership, syndicate or "group" or otherwise act in concert with any other person for the purpose of acquiring, holding, voting or disposing of the securities of the Issuer. DB Power also agreed not to make any open market purchases of the Common Stock unless the purchase price is at least $1.00 or such purchases are pursuant to a tender offer make to all stockholders, or such purchases are determined reasonably by DB Power to be necessary to support the price of the Common Stock of the Issuer on NASDAQ to ensure its continued listing.

                  3. On October 31, 1996, Dominion, through DB Power, and the Issuer entered into a Registration Rights Agreement whereby Dominion was granted certain mandatory registration rights with respect to the Common Stock to be received upon conversion of the Units, including the Common Stock received directly and the common stock to be received upon exercise of the Warrants.

Item 7: Material to be Filed as Exhibits.

                  1. A Joint Venture Agreement, dated as of October 31, 1996, between The New World Power Corporation and DB Power, Inc., a wholly-owned subsidiary of Dominion Bridge Corporation

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(incorporated by reference to Exhibit 99.1 of Issuer's current report on Form
8-K dated October 31, 1996 ("NWP 8-K").

                  2. Conversion Agreement, dated as of October 31, 1996, between The New World Power Corporation and DB Power, Inc., a wholly-owned subsidiary of Dominion Bridge Corporation (incorporated by reference to Exhibit 99.2 of the NWP 8-K).

                  3. Standstill Agreement, dated as of October 31, 1996, between The New World Power Corporation and DB Power, Inc., a wholly-owned subsidiary of Dominion Bridge Corporation (incorporated by reference to Exhibit 99.3 of the NWP 8-K).

                  4. Registration Rights Agreement, dated as of October 31, 1996, between The New World Power Corporation and DB Power, Inc., a wholly-owned subsidiary of Dominion Bridge Corporation (incorporated by reference to Exhibit
4.1 of the NWP 8-K).

                  5. Form of Warrant to Purchase Common Stock of The New World Power Corporation (incorporated by reference to Exhibit 4.2 of the NWP 8-K).

                  6. Management Services Agreement, dated as of July 1, 1996, between The New World Power Corporation and Dominion Bridge Corporation. (filed herewith)

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

                                       Dominion Bridge Corporation



Date:  November 11, 1996              By:Michel Marengere
                                         ____________________________
                                         Michel Marengere
                                         Chief Executive Officer

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                                   APPENDIX A


Executive Officers

Each of the Executive Officers named below is a Canadian citizen with a principal business address of 500 Rue Notre Dame, Lachine, Quebec.

1.  Michel Marengere     Chairman of the Board of Directors and Chief Executive
                         Officer of Dominion

2.  Nicolas Matossian    President and Chief Operating Officer of Dominion

3.  Robert Chartier      Chief Financial Officer of Dominion


Directors

Except for Mr. Gill who is a United States citizen, each of the directors listed below is a Canadian citizen. The principal occupation and address are set forth opposite of the directors name.

1.  Michel Marengere    Chief Executive Officer of Dominion, 500 Rue Notre
                        Dame, Lachine, Quebec

2.  Rene Amyot          Consultant, c/o Dominion Bridge Corporation, 500 Rue
                        Notre Dame, Lachine, Quebec

3.  Reynald Lemieux     President of Placement R.N.S. Inc., c/o Dominion Bridge
                        Corporation, 500 Rue Notre Dame, Lachine, Quebec

4.  Louis Berlinguet    Consultant, c/o Dominion Bridge Corporation, 500 Rue
                        Notre Dame, Lachine, Quebec

5.  Peter Gil           Consultant, c/o Dominion Bridge Corporation, 500 Rue
                        Notre Dame, Lachine, Quebec